# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MultiPlan Corp, CIK 0001793229
CUSIP: 62548M209
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 115 Fifth Avenue, New York, New York (NY), 10003
Date of event which requires filing of this statement: 02/05/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-000825
Filed by CIK 0001259313

## Reporting persons
- ASOF II Holdings I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,578,588; sole dispositive power 0; shared dispositive power 1,578,588; aggregate amount beneficially owned 1,578,588 (9.8% of the class)
- ASOF II A (DE) Holdings I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 284,517; sole dispositive power 0; shared dispositive power 284,517; aggregate amount beneficially owned 284,517 (1.8% of the class)
- ASOF Investment Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,863,105; sole dispositive power 0; shared dispositive power 1,863,105; aggregate amount beneficially owned 1,863,105 (11.5% of the class)
  Comment: Limited Liability Company
- Ares Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,863,105; sole dispositive power 0; shared dispositive power 1,863,105; aggregate amount beneficially owned 1,863,105 (11.5% of the class)
  Comment: Limited Liability Company
- Ares Management Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,863,105; sole dispositive power 0; shared dispositive power 1,863,105; aggregate amount beneficially owned 1,863,105 (11.5% of the class)
- Ares Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,863,105; sole dispositive power 0; shared dispositive power 1,863,105; aggregate amount beneficially owned 1,863,105 (11.5% of the class)
  Comment: Limited Liability Company
- Ares Management Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,863,105; sole dispositive power 0; shared dispositive power 1,863,105; aggregate amount beneficially owned 1,863,105 (11.5% of the class)
- Ares Voting LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,863,105; sole dispositive power 0; shared dispositive power 1,863,105; aggregate amount beneficially owned 1,863,105 (11.5% of the class)
  Comment: Limited Liability Company
- Ares Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,863,105; sole dispositive power 0; shared dispositive power 1,863,105; aggregate amount beneficially owned 1,863,105 (11.5% of the class)
  Comment: Limited Liability Company
- Ares Partners Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,863,105; sole dispositive power 0; shared dispositive power 1,863,105; aggregate amount beneficially owned 1,863,105 (11.5% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: MultiPlan Corp
Address of issuer's principal executive offices: 115 Fifth Avenue, New York, NY, 10003

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
(1) ASOF II Holdings I, L.P. ("ASOF Holdings I")
(2) ASOF II A (DE) Holdings I, L.P. ("ASOF II A (DE) Holdings I" and, together with ASOF Holdings I, the "Ares Holders")
(3) ASOF Investment Management LLC
(4) Ares Management LLC
(5) Ares Management Holdings L.P.
(6) Ares Holdco LLC
(7) Ares Management Corporation ("Ares Management")
(8) Ares Voting LLC
(9) Ares Management GP LLC
(10) Ares Partners Holdco LLC ("Ares Partners")
Address of principal business office or, if none, residence: The business address for each of the Reporting Persons is c/o Ares Management LLC, 1800 Avenue of the Stars, Suite 1400, Los Angeles, CA 90067.
Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is hereby incorporated by reference into this Item 4.

The amount of securities reported herein includes (i) 1,578,588 shares of Class A Common Stock held by ASOF II Holdings I, L.P. and (ii) 284,517 shares of Class A Common Stock held by ASOF II A (DE) Holdings I, L.P.

Ares Partners is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which are respectively the holders of the Class B and Class C common stock of Ares Management, which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met.

Ares Management is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings L.P., which is the sole member of Ares Management LLC, which is the sole member of ASOF Investment Management LLC, which is the manager of each of the Ares Holders. Each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein, but each disclaims any such beneficial ownership of securities not held of record by them.

Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the "Board Members"). Mr. Ressler generally has veto authority over the Board Members' decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners.
Percent of class: The information contained on the cover pages to this Schedule 13G is hereby incorporated by reference into this Item 4.
Sole power to vote or to direct the vote: See cover pages.
Shared power to vote or to direct the vote: See cover pages.
Sole power to dispose or to direct the disposition: See cover pages.
Shared power to dispose or to direct the disposition: See cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Joint Filing Agreement (previously filed)

## Signatures
- ASOF II Holdings I, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (02/07/2025)
- ASOF II A (DE) Holdings I, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (02/07/2025)
- ASOF Investment Management LLC: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (02/07/2025)
- Ares Management LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/07/2025)
- Ares Management Holdings L.P.: By: Ares Holdco LLC, its general partner, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/07/2025)
- Ares Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/07/2025)
- Ares Management Corporation: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/07/2025)
- Ares Voting LLC: By: Ares Partners Holdco LLC, its sole member, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/07/2025)
- Ares Management GP LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/07/2025)
- Ares Partners Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (02/07/2025)